UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

specialized disclosure report

TEXAS INSTRUMENTS INCORPORATED

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-03761	75-0289970
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12500 TI Boulevard, Dallas, Texas	75243
(Address of principal executive offices)	(Zip code)

Jeff McLaughlin, 214-479-3773

(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 –  Conflict Minerals Disclosure

ITEM 1.01  Conflict Minerals Disclosure and Report

This Form SD should be read in conjunction with the definitions contained in the U.S. Securities and Exchange Commission (“SEC”) instructions to Form SD and related rules.  “Conflict minerals” refers to four specific metals regardless of their country of origin or whether they are financing or benefiting armed conflict:  tantalum, tin, tungsten and gold.

With respect to conflict minerals necessary to the functionality or production of products manufactured by Texas Instruments Incorporated (“TI”), or contracted by TI to be manufactured, and required to be reported on Form SD for 2018 (collectively, “CMs”), we exercised due diligence concerning the source and chain of custody of the CMs.  For a description of our due diligence (which included a reasonable country of origin inquiry), please see our Conflict Minerals Report (Exhibit 1.01).

This Form SD is available on our web site at www.ti.com/conflictminerals.  We are not incorporating by reference the contents of our web site into this Form SD.

ITEM 1.02  Exhibit

The registrant’s Conflict Minerals Report for 2018 is attached hereto as Exhibit 1.01.

Section 2 –  Exhibits

ITEM 2.01  Exhibits

Exhibit 1.01 –	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TEXAS INSTRUMENTS INCORPORATED
Date: May 31, 2019
	BY:	/s/ Rafael R. Lizardi
Rafael R. Lizardi
Senior Vice President and Chief Financial Officer

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